April 24, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Irene Barberena-Meissner

Re:	PetroQuest Energy, Inc.
Registration Statement on Form S-4
File No. 333-217343

Dear Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PetroQuest Energy, Inc. (the “Company”), the registrant under the registration statement on Form S-4, File No. 333-217343 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on April 26, 2017, or as soon as practicable thereafter.

PetroQuest Energy, Inc.

/s/ J. Bond Clement
J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer

400 E. Kaliste Saloom Rd., Suite 3000 • Lafayette, Louisiana 70508

P.O. Box 51205 • Lafayette, Louisiana 70505-1205 • (337) 232-7028 • Fax (337) 232-0044